SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: June 30, 2009

Press Release

For Immediate Release

HSBC Bank A.S. Launches ‘Advantage Hizz’ Contactless Payments Program
Using OTI Product Solutions

OTI Supplies Contactless Payment Devices Such as Key Fobs, Smart Stickers and
Saturn 6000 Contactless Readers

Fort Lee, NJ, Istanbul, Turkey – June 29, 2009 – On Track Innovations Ltd (OTI) (NASDAQ GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that HSBC Bank A.S. which serves the Turkish market and is a member of the HSBC group, selected OTI’s contactless payments product suite for HSBC’s MasterCard PayPass program named ‘Advantage Hizz’ (“Fast” in Turkish). Initial orders for contactless payment devices such as key fobs and smart stickers have already been received.

HSBC advertizes Advantage Hizz as “the fastest way of advantageous shopping, relieves you from signature and password formalities on purchases of less than 35 Turkish Lira (around $20 US)". On top of the traditional credit card form factor, HSBC offers “credit card in the form of key fob and sticker. You can accelerate your shopping process by choosing the card that is convenient for you.” Advantage Hizz form factors can be accepted in 4,000 quick-serve restaurants and cafés, convenient stores, book & music stores, accessory stores, groceries and supermarkets. HSBC is targeting technology savvy young professionals and university students.

OTI is a leading supplier of contactless payment technology to the advanced Turkish contactless payments market offering payment devices and contactless readers. OTI’s Smart Sticker is an entirely self-contained, contactless payment device that adheres to multiple surfaces including mobile phones, PDAs and more. Designed with unique materials and IP, OTI’s Smart Sticker has printing and durability that matches regular (ID1) size cards.

OTI’s Key Fob is a complete solution designed to meet the card associations’ requirements. OTI’s extensive experience provides a secure, reliable and cost effective way to bring contactless solutions to the market in any form factor needed. OTI’s solutions meet the stringent security requirements of the payments industry, while also providing the speed and convenience that is essential for contactless transactions.

Oded Bashan CEO & Chairman of OTI said: “HSBC A.S. is another customer in the advanced Turkish market using OTI’s contactless payment products. We believe that OTI’s unique and innovative product offering will assist HSBC in successfully introducing the Advantage Hizz contactless program”.

About OTI

Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications offered by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the expected income to be generated from the orders from HSBC A.S., the potential market of our contactless payment products and regarding the superiority of our products. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com